65 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED

Date: 30/10/08 2008 NOV -7 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Fin[redacted]
Division of Corporation Finance
U.S. Securities and Exchange Comm
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

08005769

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
NOV 13 2008
THOMSON REUTERS

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*13/10/08*	*1*
2.	*Change in Register of Shareholders*	*19/10/08*	*2*
3.	*Ceased in being and interested party*	*19/10/08*	*3*
4.	*Holding(s) in Company*	*19/10/08*	*4*
5.	*Immediate Report*	*26/10/08*	*5*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

RECEIVED

2008 NOV -7 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: October 13, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows:

1. In the light of the financial crisis which is sweeping across the world and its effect on the financial and economic systems including in Israel, and in view of the collapse of the investment bank Lehman Brothers (see the Bank's immediate report of 15th September, 2008) and in view of further actions taken by the Bank in order to reduce exposures, the Bank foresees that it will not realize in the year 2008 the forward-looking forecasts of the return of net profit on equity which was the subject of the immediate report of 21st May, 2008.

2. According to revised assessments of the Bank, on the basis of data presently to hand, the total net profit for the last two quarters of 2008 is expected to be in the region of over NIS 1 billion.
   Therefore, according to the data which the Bank now has, the return of net profit on equity for the year 2008 is expected to be in the region of between 2% to 0%, and its annual return on current activities, bearing in mind the exceptional losses in the first quarter when investments in asset-backed securities were written off, is expected to be negative - between (-3)% and (-1)%.
   The Bank is the only bank in Israel which in keeping with the policy of the Board of Directors, has for years published at the beginning of each year its targeted return on equity, with a view to maintaining proper transparency and to providing up-to-date information to the public in accordance with the data in its possession from time to time. It naturally follows that publication of these forecasts constitutes forward-looking information.

3. There is a possibility that the actual developments in the financial world, and decisions which the Bank may take in connection with its business activities, may bring about a different result from that which it presently foresees.

4. In addition it should be taken into account that the work plans of the Bank are based primarily on a number of assumptions published under the heading "Strategic Plan" of the Board of Directors Report, which forms part of the Annual Report of the Bank for the year 2007 (pages 36-39 of the Report) and under the heading "Strategic Plan" of the Board of Directors Report, which forms part of the half yearly financial statements of the Bank as at 30th June, 2008 (pages 71-73 of the Report) and that even the factors mentioned in the aforesaid Reports may lead to different developments from those presently envisaged.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

ת.ד 057004

Bank Hapoalim B.M.
Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2

RECEIVED
2009 NOV -7 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 19/10/2008
Reference: 2008-01-287448

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on *16/10/2008* a change occurred in the register of shareholders of the Corporation, as a result of

Withdrawal of Certificate

1	
Name of the registered shareholder with respect to whom the change has occurred:	*Arison Holdings (1998) Ltd.*
Category of Identity Number:	*Registrar number in Israel*
Identity Number :	*512705153*
Details of the Change:	*Withdrawal of Certificate (n.v. 800,000 which was registered in the name of Nominee Company of Bank Hapoalim B.M.)*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: _________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ___________

- Attached hereto is a file with the particulars of the shareholders: listofshareholders_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *16/10/2008 12:30 p.m.*

D.1 057004

bank hapoalim

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 19 October 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	924,373,368
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
York Global Finance II S.à r.l	52,500,000
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,316,214,261

057004

Schedule 3

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

RECEIVED 2008 NOV -7 A 9:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 19/10/2008
Reference: 2008-01-287454

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Management clients of AllianceBernstein L.P., AXA IM, and their respective affiliates*
   Category of Identity Number: *Registrar number in country of incorporation overseas*
   Identity Number: *4064930-13*
   Citizenship/Country of Incorporation or Registration:
   Incorporated abroad
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *1345 Avenue of the Americas*
   New York, NY 10105
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *October 17, 2008*
   d. Nature of the Transaction: *Decrease – Other*
      According to the company's report
   e. Quantity of Securities Pertaining to the Transaction: *-2,545,200*
   f. Price at which the Transaction Was Executed:
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*64,760,502*	*No*	*4.92*	*4.92*	*4.83*	*4.83*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares, which were purchased before the Companies Law, 5759-1999 took effect, and shares, which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*

* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:

5. The date and time when the corporation first learned of the occurrence or the subject matter: *October 19, 2008* at *09:00 a.m.*

Bank Hapoalim B.M. bank hapoalim
Registration no: 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 4

RECEIVED
2008 NOV -7 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 19/10/2008
Reference: 2008-01-287457

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *17/10/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	20.02	20.02	19.65	19.65
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
25.78	25.78	25.45	25.45

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding % of capital	Total Extent of Holding % of voting	Total Extent of Holding (fully diluted) % of capital	Total Extent of Holding (fully diluted) % of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated (including fully diluted) taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*
7. *If the interested party or the senior office holder also hold securities in a subsidiary company or a company related to the reporting corporation, a detail of these holdings should be brought forth in the field "Remarks" which appears in the details of Holder frame.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

ת.ז 057004

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.02% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.02% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.02% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

D.I 057004

Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
____

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ilan Mazur*
No. of Holder: *7*
Category of Holder: *Senior Office Holder who is neither CEO nor Director nor an interested party by means of holdings*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is neither CEO nor Director nor an interested party by means of holdings*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = *Remarks* = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

082-34955

bank hapoalim

Schedule 5

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: October 26, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises, further to the immediate report published on 20th December, 2007 with reference to the signing of an agreement for the acquisition of the Ukrainian bank OJSC Ukrainian Innovation Bank (hereinafter: "Ukrinbank"), through Tarshish – Hapoalim Holdings and Investments Ltd., a wholly-owned subsidiary of the Bank (hereinafter: "Tarshish"), as follows:

1. On 23rd October, 2008, in the evening, the Governor of the Bank of Israel notified the Bank of the cancellation of the permit (hereinafter: "the Permit") which he had given to Tarshish to acquire Ukrinbank.

2. In the Governor's notification it was stated that underlying his decision are the exceptional economic events in global financial markets and the fear of the effect they may have on financial institutions around the world. According to the Governor, the economic developments, which recently took place in the Ukraine obliged him to examine the Permit which had been given to acquire Ukrinbank and to consider the necessity of cancelling it, especially in view of the fact that the transaction for the acquisition of Ukrinbank has not yet been completed.

3. In view of the cancellation of the Permit, the conditions precedent for the completion of the transaction for the acquisition of the control of Ukrinbank were not fulfilled, and accordingly Tarshish terminated the acquisition agreement on 24th October, 2008.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Alberto Garfunkel	**Ariel Hasson**
Senior Deputy Managing Director	Head of Emerging Markets Banking
Head of International Activity	

END

ת.ז 057004